

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Charles Yeomans
Chairman and Chief Executive Officer
AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556

      Re: AtomBeam Technologies Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed May 23, 2024
           File No. 024-12417

Dear Charles Yeomans:

      We have reviewed your amended offering statement and have the following comments.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Business
The Large Codeword Model (LCM), page 25

1.   In your Business section, you have added a subsection discussing the Large Codeword Model ("LCM") and indicate that it "may become a major priority of Atombeam in the near future" and "could prove to be its most important product and could be how the data-as-codewords concept underlying Neurpac could be manifested in its most complete form." While you indicate that the LCM concept is in the early stages of development, please expand your disclosure to discuss the potential timeline for development, the estimated cost for development, the amount of data you or a customer would need in order to develop and validate a LCM, how you would obtain such data, and the challenges to developing a reliable and robust LCM. Provide risk factor disclosure addressing the

related risks. In addition, revise to clarify whether LCM is a common industry term or was created by Atombeam, and the extent to which LCMs or AI products using similar architecture are already being developed in the industry.

The Company's Securities
Forum selection provisions, page 41

2. It appears that the changes you made to your disclosure on pages 12 and 41 in response to our prior comments 3 and 5 were intended to indicate that there is no exclusive federal forum provision for claims brought under the Securities Act. Please further clarify your disclosure to indicate whether your exclusive forum provision applies to actions arising under the federal securities laws such that Exchange Act and Securities Act claims would have to be brought in a state or federal court of competent jurisdiction in the State of Delaware, as applicable.

Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jamie Ostrow, Esq.